Exhibit 3.1

Amendment to Maxim Integrated Products, Inc.'s Bylaws

Section 16.     Number and Term of Office.

The number of Directors that shall constitute the whole of the Board of Directors shall be ~~eight (8)~~ nine (9). The number of authorized Directors may be modified from time to time by amendment of this Bylaw in accordance with the provisions of Section 44 hereof. Except as provided in Section 18, the Directors shall be elected by the stockholders at their annual meeting in each year and shall hold office until the next annual meeting and until their successors shall be duly elected and qualified, or until their death, resignation or removal. Directors need not be stockholders unless so required by the Certificate of Incorporation.